SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         LARSON-DAVIS INCORPORATED
                             (Name of Issuer)

                      Common Stock, $ .001 par value
                      (Title of Class of Securities)

                                  517310
                              (CUSIP Number)

                         CONNIE C. HOLBROOK, ESQ.
                        180 East First South Street
                        Salt Lake City, Utah 84111
                              (801) 534-5202

                                 Copy to:

                              CLYDE M. HEINER
                   President and Chief Executive Officer
                      Questar Development Corporation
                           141 East First South
                        Salt Lake City, Utah 84111
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                             September 1, 1989
                       (Date of Event which Requires
                         Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

          Check the following box if a fee is being paid with this statement
          __

                               SCHEDULE 13D

CUSIP No.    517310                     Page  2  of    Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Questar Development Corporation

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__
                                                       (b)__

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     00 (Not applicable.)  See Item 3.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    PURSUANT TO
ITEM 2(d) OR 2(E)                          __

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Utah

                7   SOLE VOTING POWER

  NUMBER OF         559,139  See Item 5.
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH            0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                    559,139  See Item 5

               10   SHARED DISPOSITIVE POWER

                    0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     559,139  See Item 5.

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      CERTAIN
SHARES*                                    __

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7 Percent  See Item 5.

  14 TYPE OF REPORTING PERSON*
     CO

Item 1.  Security and Issuer

          This statement relates to the common stock, $ .001 par value per share, of Larson-Davis Incorporated (LDI). LDI's principal office is located at 1681 West 820 North, Provo, Utah 84601.

Item 2.  Identity and Background

          Questar Development Corporation, a Utah corporation (Questar Development), is engaged in research and business development activities and, through a subsidiary, in real estate development activities. Questar Development is a wholly owned subsidiary of Questar Corporation (Questar). Questar Development's principal business address is 141 East First South, Salt Lake City, Utah 84111.

          Information concerning the directors and executive officers of Questar Development is included in Schedule A.

          During the last five years, neither Questar Development nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration

          Questar Development has a contractual right to obtain shares of common stock issued by LDI having a value of $1,300,000. As is explained below, Questar Development can obtain the shares by foregoing an ownership interest in technology developed by LDI. Consequently, no funds are necessary to obtain the shares.

Item 4.  Purpose of Transaction

          By agreements dated December 28, 1988, Questar Development agreed to acquire rights to LDI's information processing technology and retained LDI to develop certain improvements to the technology for commercial application and exploitation. Under the terms of the agreements, Questar Development owns the improvements or products resulting from the agreement, but LDI has the exclusive right to license, manufacture, and market the product subject to payment of a royalty interest to Questar Development. A provision in one of the agreements--the Product License and Option Agreement--grants Questar Development an option to forego its ownership interest in the technology and product improvements in exchange for restricted shares of common stock issued by LDI having a market value of $1,300,000. This option can be exercised at any time between September 1, 1989, and December 31, 1990, upon written notice to LDI and is not conditional upon LDI's actual development of new information processing technology pursuant to the terms of the agreements between the parties.

          The number of shares that LDI is required to issue to Questar Development is calculated by dividing $1,300,000 by the prior 20-day average of the closing bid price of the stock from the date on which Questar Development gives LDI written notice of the option exercise. As of September 1, 1989, the prior 20-day average price of LDI's stock was $2.325 per share. This price was used to calculate the number of shares that Questar Development could acquire. The actual number of shares that could be acquired by Questar Development depends on the date notice is given and on the price of LDI's stock.

          At the present time, Questar Development is reviewing the advantages and disadvantages associated with acquiring a significant minority ownership interest in LDI and foregoing its ownership interest in the information processing technology pursued by LDI. If it exercises its contractual right to purchase shares of restricted common stock to be issued by LDI, Questar Development will acquire and own such shares for investment and will not acquire and own shares with the purpose or effect of changing or influencing the contract of LDI. Questar Development does not currently own any shares of LDI's common stock and has no current plan to acquire additional shares of LDI's stock or to exercise control of LDI upon exercising its option.

Item 5.  Interest in Securities of the Issuer

          At the current time, LDI has approximately 4,235,000 shares outstanding. Assuming a 20-day average closing price of $2.325, Questar Development would acquire 559,139 shares of common stock, or approximately
11.7 percent of the new total number of outstanding shares. Questar Development would have sole voting power and sole dispositive power over such shares, but the shares would be restricted and, hence, subject to resale limitations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 4.

Item 7.  Material to be Filed as Exhibits

          Product License and Option Agreement dated December 28, 1988, between Questar Development Corporation and Larson-Davis Incorporated.



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




   September 7, 1989           /s/Clyde M. Heiner
      Date                    Clyde M. Heiner
                              President and Chief Executive
                              Officer
                              Questar Development Corporation

                                Schedule A

                     Directors and Executive Officers
                    of Questar Development Corporation

          The names, business addresses, and present principal occupation of the directors and executive officers of Questar Development Corporation are set forth below. All of the individuals are citizens of the United States.

Name, Relationship
with Questar
Development and                      Present
Business Address              Principal Occupation

M. E. Benefield               Vice President, Planning and
Vice President                 Corporate Development
141 East First South          Questar Corporation
Salt Lake City, Utah 84111

R. D. Cash                    Chairman, President and Chief
Chairman of the Board          Executive Officer
180 East First South          Questar Corporation
Salt Lake City, Utah 84111

W. F. Edwards                 Sr. Vice President and Chief
Vice President and             Financial Officer
 Chief Financial Officer      Questar Corporation
180 East First South
Salt Lake City, Utah 84111

Clyde M. Heiner               Sr. Vice President
Director, President and       Questar Corporation
 Chief Executive Officer
180 East First South
Salt Lake City, Utah 84111

Connie C. Holbrook            Vice President and Corporate
Director                       Secretary
180 East First South          Questar Corporation
Salt Lake City, Utah 84111

N. R. Potter                  President and Chief Executive
Director                       Officer
180 East First South          Questar Service Corporation
Salt Lake City, Utah 84111    (subsidiary of Questar Corporation)

D. N. Rose                    President and Chief Executive
Director                       Officer
180 East First South          Mountain Fuel Supply Company
Salt Lake City, Utah 84111    (subsidiary of Questar Corporation)

                   PRODUCT LICENSE AND OPTION AGREEMENT

     THIS PRODUCT LICENSE AND OPTION AGREEMENT (this "Agreement") is made and entered into the 28th day of December, 1988, by and between QUESTAR DEVELOPMENT CORPORATION, a Utah corporation (the "Company"), and LARSON-DAVIS INCORPORATED, a Nevada corporation ("Larson-Davis").

                                 Recitals

     A. Pursuant to a Research and Development Agreement of even date herewith (the "Research Agreement"), between the Company and Larson-Davis, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference, the Company has hired and retained Larson-Davis exclusively to perform certain research and development work for the Company as described therein for the purpose of reducing to practice the Base Technology. The terms "Improvements," "Proposed Products," "Product," and "Reduced to Practice" shall have the same meaning in this Agreement ascribed to such terms in the Research Agreement.

     B. To determine the feasibility of commercially exploiting the Base Technology and any improvement or Product and, to that end, to complete the development of production prototypes, further refine the Proposed Products, and arrange for manufacturing and marketing of the Products, Larson-Davis desires to obtain an option, exercisable in its sole discretion, to license any Improvement or Product on an exclusive basis in order to review, evaluate, and test market such items, and to have the option to continue to manufacture and market the Improvement or Product on an exclusive basis except as set forth below or acquire all of the Company's right, title, and interest to the Base Technology, Improvements, and Products.

                                 Agreement

     NOW, THEREFORE, in consideration of the foregoing recitals and the terms and conditions hereinafter set forth, the parties hereto agree as follows:

1. License Option. On the date that Larson-Davis gives notice to the Company that an Improvement or Product has been Reduced to Practice, all in accordance with the terms of the Research Agreement, Larson-Davis shall automatically be granted an option (the "License Option") to acquire an exclusive world-wide license to use, license, sublicense, manufacture, and market any such Improvement or Product (the "License"), except that the Company shall reserve to itself and its corporate group the right to use any Improvement or Product without additional charge so long as the use is limited to the Company's corporate group's own operations. The License Option may be exercised at any time during the 30 day period following the date such option is granted by delivery to the Company by Larson-Davis of a written notice of its election to exercise the option, together with a payment of $2,500 per Product, in cash or in the form of a check made payable to the Company. In the event the License Option is not exercised with respect to any Product, this Agreement, except for the provisions of section 7 entitled "Option to Sell," shall terminate.

2.   License.

     2.1 Term. Except as reserved to the Company in section 1, the exclusive License for the Improvement or Product acquired on exercise of the License Option as provided in section 1 shall extend for a period of ten (10) years commencing on the date Larson-Davis exercises the License Option. Thereafter, the License will automatically become non-exclusive and continue until this Agreement is terminated in accordance with its terms.

     2.2 Forbearance. Except as reserved to the Company in section 1, during the period the License is exclusive, the Company shall not do, cause, or suffer to be done, any act that would jeopardize the rights of Larson-Davis in and to any Improvement or Product subject to a License; provided, however, that nothing contained herein shall preclude the Company from conducting its own review of an Improvement or Product in order for it to reach its own independent conclusions regarding commercial viability or pursuing manufacturing and marketing of the Improvement or Product through its own resources or third party contractors following the date on which such License becomes non-exclusive in accordance with the terms of this Agreement.

     2.3 Payment of Royalties. On any License, whether exclusive or non-exclusive, acquired by Larson-Davis under this Agreement, Larson-Davis shall pay to the Company the royalties set forth in section 3 of this Agreement.
The obligation to pay such royalties shall commence on the date of exercise of the License Option pursuant to section 1 and shall remain in effect with respect to the Improvement or Product on which said option is exercised for so long as Larson-Davis is the licensee thereof.

     2.4 License Limited. Larson-Davis does not, and shall not have any right, license, or privilege to, manufacture and market any Improvement or Product, unless and until it shall exercise the License Option pertaining thereto as provided in section 1. In the event that Larson-Davis breaches this covenant, the Company shall be entitled to equitable relief, including the right, at the Company's election, to have this Agreement reformed so that the License for any such Improvement or Product shall be deemed to have commenced on the date on which it is determined that Larson-Davis in fact began manufacturing or marketing the Improvement or Product.

     2.5 Subcontractors. Larson-Davis is hereby authorized to retain one or more subcontractors to manufacture a portion of all of the Improvement or Product licensed hereunder or to assist Larson-Davis in marketing or distributing the same.

3. Royalties. During the term of any License under this Agreement, whether exclusive or non-exclusive, Larson-Davis shall pay to the Company royalties as provided in this section 3.

     3.1 Amount. Larson-Davis shall pay to the Company on a quarterly basis a royalty in an amount which is 5% of gross revenue (as hereinafter defined) from sale of the Improvement or Product.

     3.2 Gross Revenue. The term "gross revenue" is defined as all amounts received by Larson-Davis on the sale or the disposition of the Improvement or Product, net of returns and allowances and excluding shipping or packing charges and sales, use, and excise taxes. In the event that the Product developed hereunder may only be sold in conjunction with another product of Larson-Davis ("combined products") and the gross revenue from the combined products is not allocable on its face, the parties shall use their best efforts for a ninety (90) day period to come to an agreement about an allocation of the gross revenue on a combined product to determine the royalty to be paid hereunder. In the event the parties cannot agree on an allocation, it shall be submitted to binding arbitration to and in accordance with the Rules of the American Arbitration Association.

     3.3 Payment. The royalties provided for in this section 3 are due and payable 30 days after the close of each six-month period following the date on which a license is acquired by Larson-Davis pursuant to this Agreement. With each such payment, Larson-Davis shall provide to the Company a written statement certified by an officer or authorized agent of Larson-Davis that shall specify the total dollar amount of revenue from the sales of the Improvement or Product during the six-month with respect to which such payment is made, the amount of returns and allowances taken as deductions against such revenue, and the royalty then due and payable to the Company.

4. Termination of License. In the event that Larson-Davis shall fail to pay to the Company the amounts specified in subsection 3.1, or shall fail to maintain good faith efforts to effectively market the Improvements or Products, the Company may terminate this Agreement on 30 days' written notice to Larson-Davis. During the 30 day period following the date on which such notice is given, the Company shall accept from Larson-Davis the delinquent payment with respect to which such notice is given, in which event, this Agreement shall continue in full force and effect in accordance with its terms. This Agreement, including any license granted hereunder, may be terminated at any time by mutual consent of the parties.

5. Books and Records. Larson-Davis shall make and retain for the term of this Agreement true and accurate records, files, and books of account containing all the data reasonably required for the full computation and verification of the amounts to be paid, the information to be given, and the reports provided for by this Agreement. Such books and records shall be maintained in accordance with sound accounting and business practices in sufficient detail to show quantity and price (both per unit and in the aggregate) of items sold and shipped and all other factors utilized in the calculation of gross revenue, together with appropriate vouchers, invoices, receipts, bills of lading, and similar supporting data. Larson-Davis shall permit the reasonable inspection and copying of such records, files, and books of account by the Company and its authorized representatives during regular business hours on two business days' written notice to Larson-Davis. All costs of such inspection and copying shall be paid by the Company. The Company, at its expense, may require an independent audit of the books and records of Larson-Davis to verify the correctness of the royalties paid to the Company under the terms of this Agreement. In the event such audit discloses a deficiency in the royalties due to the Company in excess of 5% of the royalties actually paid, Larson-Davis shall bear the cost of such audit.

6. Representations and Covenants of Larson-Davis. Larson-Davis represents and covenants the following:

     6.1 Larson-Davis has no prior and shall not enter into any subsequent commitments, arrangements, or agreements with other parties relating to the development, exploitation, or sale of the Base Technology or any Improvement or Product described in this Agreement that will result in a product competitive with the products which might interfere with the rights of the Company or preclude the carrying out of the obligations of Larson-Davis under the terms of this Agreement.

     6.2 If Larson-Davis licenses any Improvement or Product hereunder, it will use its best efforts to manufacture and market such Product in a timely manner in order to generate royalties to the Company as provided in section 3 of this Agreement.

7. Option to Sell. Subject to the following terms and conditions, the Company shall have the right (hereinafter "Option") to sell Larson-Davis the Proposed Products or Products developed including the Company's right, title and interest in the Base Technology, any Improvement, or any Product developed under the Research Agreement except for the rights of internal use reserved for the Company pursuant to paragraph 1 of this Agreement.

     7.1 Effectiveness of Option. The Option will become effective on September 1, 1989, and shall terminate on December 31, 1990. The Company shall have the right to exercise the Option during that period of time by giving notice as required under paragraph 7.2.

     7.2 Exercise. At any time during which the Option is effective, the Company may, at its election, exercise the Option by giving written notice of its election to exercise the Option to sell the Products to Larson-Davis.

     7.3 Acquisition Price. The acquisition price shall be $1,300,000 payable in Larson-Davis restricted common stock, par value $0.001.

     7.4 Manner of Payment. The acquisition price shall be payable on or before the date which is 30 days following the date on which notice of exercise of the Option is given to Larson-Davis by the Company pursuant to subsection 7.2. Upon acquisition, Larson-Davis shall deliver to the Company on or before the date which is 30 days following the date on which the notice is given, certificates representing the number of shares of Stock issuable pursuant hereto. The number of shares of Stock issuable shall be determined by dividing the acquisition price of $1,300,000 by the average of the closing bid prices for the 20 days preceding the date notice is given pursuant to subsection 7.2 as reported by the National Quotation Bureau in its "pink sheets" or, if the Stock is reported by the National Association of Securities Dealers, Inc., Automated Quotation System ("NASDAQ"), as reported by NASDAQ; provided, that if such average bid price exceeds $11.00 per share, the average of the bid prices shall be deemed to be $11.00 per share.

     7.5 Matters Pertaining to the Stock. In the event Stock is issued to the Company pursuant to the provisions of this section 7, the Stock will be issued in reliance on certain exemptions from the registration and prospectus delivery requirements of federal and state securities statutes. Consequently, the Stock will be "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), and consequently, is subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Stock may not be sold in the absence of registration or an exemption from such registration requirements. The Company must hold such securities indefinitely, unless they are subsequently registered under the Securities Act and applicable state securities laws or are sold in a transaction which is exempt from such registration requirements. Larson-Davis is under no obligation to register under applicable securities statutes any of the Stock issued in connection with the acquisition of the assets of the Company or make available any exemption from such registration to permit sale by the Company. An appropriate legend noting the foregoing restrictions on transfer will be placed conspicuously on the face of all certificates representing the Stock, and a notation restricting transfer will be placed on the books and records of Larson-Davis. All transferees of Stock will be treated similarly, and corresponding notations will be placed on new certificates for Stock issued on transfer as well as in Larson-Davis' records. In the event Stock is issued as payment of the purchase Price, the Company shall execute and deliver to Larson-Davis at the Closing an investment letter setting forth the foregoing restrictions and other representations regarding the Stock. Larson-Davis may refuse to transfer the Stock to any transferee who does not furnish to it in writing the same representations and warranties and agree to the same conditions with respect to the Stock as are set forth in the investment letter delivered by the Company at the Closing.

     7.6 Transfer of Title. On the date that Larson-Davis makes payment to the Company of the acquisition price, the Company shall execute and deliver assignments, bills of sale, and documents of title in form acceptable to Larson-Davis necessary to assign, transfer, and convey the Company's right, title, and interest in and to the Base Technology, Proposed products, and any Improvement or Product free and clear of all liens, claims, security interests, and encumbrances, except that the Company shall reserve to itself and its corporate group the right to use any Improvement or Product without additional charge so long as the use is limited to the Company's corporate group's own operations. From and after the date the Option is exercised, the Company covenants and agrees that it will cause to be prepared and executed on the request of Larson-Davis all other documents of title, transfer, and conveyance necessary to confirm in Larson-Davis ownership of all of the rights acquired pursuant to the exercise of the Option.

8. Relationship. The Company and Larson-Davis are independent entities, and nothing contained in this Agreement is intended or is to be construed as creating a partnership or joint venture arrangement between the parties nor an employer/employee or agency relationship between the parties. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

9.   Protection of products.

     9.1 Retention of ownership. The Proposed Products and any Improvement or product licensed to Larson-Davis under this Agreement are and shall remain, unless the Company exercises its Option provided in section 7, the sole and exclusive property of the Company.

     9.2 Confidentiality. Larson-Davis agrees that all knowledge and information that it may acquire or develop in the course of manufacturing and marketing the Proposed Products and any Improvement or Product, including, without limitation, designs, drawings, data, production prototypes, memoranda, notes, and tabulations are confidential in nature, and Larson-Davis agrees to keep such information strictly confidential and shall not disclosure such information to any one other than those employees, agents, and subcontractors of Larson-Davis necessary to the performance of its obligations under any License granted pursuant to this Agreement. Larson-Davis shall not make use of (other than in the performance of its obligations under this Agreement) any such information which pertains or relates to the business or affairs of the Company. Larson-Davis shall obtain from all employees, agents, and subcontractors hired or retained by it to performance any of the obligations under this Agreement, agreements which are in form acceptable to the Company which shall obligate such persons to hold in confidence and not make use of any proprietary, trade secret, or any other confidential information relating to the proposed Products or any Improvement or Product to which they obtain access during the course of their duties as employees, agents, or subcontractors of Larson-Davis and to assign to the Company any and all rights which they may now have or may acquire respecting the Proposed Products, Improvement, or Product in the course of performing such duties. Larson-Davis shall use its best efforts to assure that its employees, agents, and subcontractors do not make any unauthorized use of or disclose any proprietary information relating to the Proposed Products, Improvements, or Products.

10.  Miscellaneous.

     10.1 Assignment of Agreement. Except as expressly provided, neither the rights nor the obligations of the parties under this Agreement may be assigned by such party in whole or in part without the prior written consent of the other party. Notwithstanding the foregoing, the Company may assign its rights and obligations under this Agreement to any wholly-owned subsidiary of Questar Corporation, a Utah corporation and the corporate parent of the Company, without the consent of Larson-Davis.

     10.2 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of Utah.

     10.3 Notices. Any notice required pursuant to this Agreement shall be sufficiently given if delivered by hand or sent by United States first class mail, postage prepaid. All notices sent by mail will be deemed effective two business days after mailing.

     10.4 Title and Captions. Section titles or captions to this Agreement are for convenience and reference only and shall not be deemed part of this Agreement and shall not be interpreted to define, limit, augment, extend, or describe the scope, content, or intent of any part or parts of this Agreement.

     10.5 Further Action. The parties shall execute and deliver all documents or instruments, provide all information, and take or forebear from all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

     10.6 Binding Effect on Successors. This Agreement shall be binding on, and inure to the benefit of, the parties and their respective successors and assigns; provided, that this provision shall not be construed as permitting assignment, substitution, delegation, or other transfer or rights or obligations, except strictly in accordance with the provisions of the other sections of this Agreement.

     10.7 Waiver. No failure by any party to insist on the strict performance of any covenant, duty, promise, or condition of this Agreement or to exercise any right or remedy consequent on a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, promise, or condition. Any party may, by notice delivered in the manner provided in this Agreement, but shall be under no obligation to, waive any of its rights or any conditions to its obligations hereunder, or any duty, obligation, or covenant of any other party. No waiver shall affect or alter the remainder of this Agreement but each and every other covenant, duty, promise, and condition hereof shall continue in force and effect with respect to any other then existing or subsequently occurring breach.

     10.8 Rights and Remedies. The rights and remedies of any of the parties hereof shall not be mutually exclusive, and the exercise of the rights arising from one or more of the provisions of this Agreement shall not preclude the exercise of the right arising from any other provision. Each of the parties confirms that damages at law may be an inadequate remedy for a breach or threatened breach of any provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction, or other equitable remedy, but nothing herein contained is intended to or shall limit or affect any rights at law, statutory or otherwise, of any party aggrieved as against the other party for a breach or threatened breach of any provision hereof.

     10.9 Severability. In the event that any condition, covenant, or other provision herein contained is held to be invalid or void by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Agreement and shall in no way affect any other covenant or condition herein contained. If such condition, covenant, or other provision shall be deemed invalid due to its scope or breadth, such provision shall be deemed valid to the extent of the scope or breadth permitted by law.

     10.10 Authorization. Each individual executing this Agreement does thereby represent and warrant to each other person so signing (and each other entity for which another person may be signing) that he has been duly authorized to deliver this Agreement in the capacity and, for the entity (if any), set forth where he signs.

     10.11 Attorneys' Fees. Should legal action to instituted to enforce any of the provisions of this Agreement, or by reason of breach or default in any of the covenants, representations, warranties, terms, or conditions of this Agreement, the prevailing party shall be entitled to recover costs and attorneys' fees in such amount as the court in such action shall adjudge reasonable.

     AGREED AND ENTERED INTO as of the date first above written.

                              QUESTAR DEVELOPMENT CORPORATION


                              By  /s/ Clyde M. Heiner
                                Duly Authorized Officer


                              LARSON-DAVIS INCORPORATED


                              By  /s/ Brian Larson
                                Duly Authorized Officer

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                           AMENDMENT NO. ONE TO
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         LARSON-DAVIS INCORPORATED
                             (Name of Issuer)

                      Common Stock, $ .001 par value
                      (Title of Class of Securities)

                                  517310
                              (CUSIP Number)

                         CONNIE C. HOLBROOK, ESQ.
                        180 East First South Street
                        Salt Lake City, Utah 84111
                              (801) 534-5202

                                 Copy to:

                              CLYDE M. HEINER
                   President and Chief Executive Officer
                      Questar Development Corporation
                           141 East First South
                        Salt Lake City, Utah 84111
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                            September 12, 1989
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

     Check the following box if a fee is being paid with this statement  / /

          This Amendment No. 1 amends and supplements the Schedule on 13D dated September 7, 1989, relating to the common stock, $.001 par value per share, of Larson-Davis Incorporated (LDI) filed by Questar Development Corporation (Questar Development).

Item 5.  Interests in Securities of the Issuer

          On September 12, 1989, Questar Development gave LDI written notice that it was exercising an option to acquire shares of LDI's common stock having a market value of $1,300,000. Using the price formula specified in the Product License and Option Agreement dated December 28, 1988 (Option Agreement), Questar Development determined that it was entitled to acquire 576,982 shares of such stock--approximately 12.0 percent of the new total number of LDI's outstanding shares of common stock. Under the terms of the Option Agreement, Questar Development, by acquiring the shares of restricted common stock, forgoes its ownership interest in any technology and product improvements developed by LDI pursuant to a contract with Questar Development. The parties have 30 days from the date Questar Development exercised its option to close the transaction.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



 September 15, 1989           /s/ Clyde M. Heiner
        Date                  Clyde M. Heiner
                              President and Chief Executive
                               Officer
                              Questar Development Corporation

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                           AMENDMENT NO. TWO TO
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         LARSON-DAVIS INCORPORATED
                             (Name of Issuer)

                      Common Stock, $ .001 par value
                      (Title of Class of Securities)

                                  517310
                              (CUSIP Number)

                         CONNIE C. HOLBROOK, ESQ.
                        180 East First South Street
                        Salt Lake City, Utah 84111
                              (801) 534-5202

                                 Copy to:

                              CLYDE M. HEINER
                   President and Chief Executive Officer
                      Questar Development Corporation
                           141 East First South
                        Salt Lake City, Utah 84111
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                              October 4, 1989
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

     Check the following box if a fee is being paid with this statement  / /

                               SCHEDULE 13D

CUSIP No.    517310                     Page  2  of    Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Questar Development Corporation

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__
                                                       (b)__

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     AF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    PURSUANT TO
ITEM 2(d) OR 2(E)                          __

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Utah

                7   SOLE VOTING POWER

  NUMBER OF         754,760  See Item 5.
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH            0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                    754,760  See Item 5

               10   SHARED DISPOSITIVE POWER

                    0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15.1 Percent

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      CERTAIN
SHARES*                                     __

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



  14 TYPE OF REPORTING PERSON*
     CO
          This Amendment No. 2 amends and supplements the Schedule on 13D dated September 7, 1989 and amended on September 12, 1989, relating to the common stock, $.001 par value per share, of Larson-Davis Incorporated (LDI) filed by Questar Development Corporation (Questar Development).

Item 3.  Source and Amount of Funds or Other Considerations

          Pursuant to the terms of an Agreement dated October 3, 1989, Questar Development acquired 177,778 additional shares of LDI's common stock for a purchase price of $400,000. Questar Development obtained the funds through a formal intercompany loan from its parent, Questar Corporation.

Item 4.  Purpose of Transaction.

          After exercising an option on September 12, 1989, to acquire shares of LDI's common stock having a market value of $1,300,000 in exchange for foregoing an ownership interest in technology development by LDI, Questar Development entered into discussions with LDI concerning its business activities. As a result of these discussions, Questar Development agreed to acquire additional shares of LDI's common stock having a market value of $400,000.

          Questar Development owns shares issued by LDI for investment purposes only and not for the purpose or effect of changing or influencing the control of LDI. Questar Development has no current plan to acquire additional shares of LDI's stock or to exercise control of LDI.

Item 5.  Interest in Securities of the Issuer.

          On October 4, 1989, Questar Development received a total of
754,760 shares of restricted common stock issued by LDI. Of this total, 576,982 shares were obtained by exercising an option granted to it under the terms of the Product License and Option Agreement dated December 28, 1988. In exchange for these shares, Questar Development executed a Bill of Sale relinquishing any ownership interest in the information processing technology developed by LDI. As of the same date, Questar Development purchased an additional 177,778 shares of restricted common stock issued by LDI for a cash price of $2.25 per share or $400,000 in total.

          Questar Development has sole voting power and sole dispositive power over the 754,760 shares of common stock issued by LDI. The shares are restricted and, hence, are subject to resale limitations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 5.

Item 7.  Material to be Filed as Exhibits.

          Promissory Note dated October 4, 1989, executed by a duly authorized officer of Questar Development.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

   October 4, 1989            /s/Clyde M. Heiner
        Date                  Clyde M. Heiner
                              President and Chief Executive
                               Officer
                              Questar Development Corporation

                              PROMISSORY NOTE

$400,000.00                                  Salt Lake City, Utah
                                             October 4, 1989

          FOR VALUE RECEIVED, the undersigned, QUESTAR DEVELOPMENT CORPORATION, promises to pay to the order of QUESTAR CORPORATION at its principal office in the city of Salt Lake City, Utah, in lawful currency of the United State of America, the principal sum of FOUR HUNDRED THOUSAND ($400,000.00) on demand, together with interest thereon, in like money. The initial annual interest rate will be 9.06%.

          The interest rate will be the Intercompany Interest Rate as determined by the Questar Corporation Treasury Department on the first business day of each calendar month, or the actual commercial paper interest rate incurred by Questar Corporation to obtain funds in the event that intercompany funds are not available. Interest shall be computed on the basis of a 360-day year and actual days elapsed and shall be payable on the last day of each month.

     In the case of Intercompany Interest Rates, the interest rate shall change each subsequent month without notice to the borrower as the Intercompany Interest Rate is redetermined; while in the case of actual commercial paper rates, the interest rate shall change without notice to the borrower as Questar commercial paper notes are reissued.

                              QUESTAR DEVELOPMENT CORPORATION

                              BY:  /s/ Clyde M. Heiner
                                  President and Chief
                                  Executive Officer

                              BY:  /s/ S. E. Parks
                                  Treasurer

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                          AMENDMENT NO. THREE TO
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         LARSON-DAVIS INCORPORATED
                             (Name of Issuer)

                      Common Stock, $ .001 par value
                      (Title of Class of Securities)

                                  517310
                              (CUSIP Number)

                         CONNIE C. HOLBROOK, ESQ.
                        180 East First South Street
                        Salt Lake City, Utah 84111
                              (801) 534-5202

                                 Copy to:

                              CLYDE M. HEINER
                   President and Chief Executive Officer
                      Questar Development Corporation
                           180 East First South
                        Salt Lake City, Utah 84111
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                            September 29, 1993
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

     Check the following box if a fee is being paid with his statement  __

                               SCHEDULE 13D

CUSIP No.    517310                     Page  2  of    Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Questar Development Corporation

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__
                                                       (b)__

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    PURSUANT TO
ITEM 2(d) OR 2(E)                          __

  6  CITIZENSHIP OR PLACE OF ORGANIZATION



                7   SOLE VOTING POWER

  NUMBER OF         695,000  See Item 5.
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH            0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                    695,000  See Item 5

               10   SHARED DISPOSITIVE POWER

                    0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12.9 Percent

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      CERTAIN
SHARES*                                    __

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



  14 TYPE OF REPORTING PERSON*
     CO

          This Amendment No. 3 amends and supplements the Schedule on 13D dated September 7, 1989, amended on September 12, 1989, and amended on October 4, 1989, relating to the common stock, $.001 par value per share, of Larson-Davis Incorporated (LDI) filed by Questar Development Corporation (Questar Development).

Item 3.  Source and Amount of Funds or Other Considerations

          Since Questar Development has sold shares of stock, this item is not applicable.

Item 4.  Purpose of Transaction.

          Questar Development owns shares issued by LDI for investment purposes only and not for the purpose or effect of changing or influencing the control of LDI. Questar Development has no current plan to acquire additional shares of LDI's stock or to exercise control of LDI.

Item 5.  Interest in Securities of the Issuer.

          In April of 1993, Questar Development filed a Form 144 with the Securities and Exchange Commission and sold 25,000 shares on April 21, 1993 in reliance on Rule 144. It filed another Form 144 in September of 1993, and sold an additional 34,760 shares between September 22, 1993 and September 30, 1993 in reliance on Rule 144. As of September 29, 1993, Questar Development had sold more than 1 percent of the issuer's securities since the date of its last Amendment.

          Questar Development has sole voting power and sole dispositive power over the 695,000 shares of common stock issued by LDI. The shares are restricted, but have been held more than two years and can be sold if the requirements of Rule 144 are satisfied.

          Questar Development intends to continue to dispose of shares of LDI's stock as market conditions are favorable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.  Material to be Filed as Exhibits.

          Not applicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

 October 6, 1993                     /s/ Clyde M. Heiner
    Date                      Clyde M. Heiner
                              President and Chief Executive
                               Officer
                              Questar Development Corporation

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                           AMENDMENT NO. FOUR TO
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         LARSON-DAVIS INCORPORATED
                             (Name of Issuer)

                      Common Stock, $ .001 par value
                      (Title of Class of Securities)

                                  517310
                              (CUSIP Number)

                         CONNIE C. HOLBROOK, ESQ.
                        180 East First South Street
                        Salt Lake City, Utah 84111
                              (801) 534-5202

                                 Copy to:

                              CLYDE M. HEINER
                   President and Chief Executive Officer
                      Questar Development Corporation
                           180 East First South
                        Salt Lake City, Utah 84111
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                             February 10, 1994
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

     Check the following box if a fee is being paid with this statement   __

                               SCHEDULE 13D

CUSIP No.    517310                     Page  2  of    Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Questar Development Corporation

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__
                                                       (b)__

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    PURSUANT TO
ITEM 2(d) OR 2(E)                          __

  6  CITIZENSHIP OR PLACE OF ORGANIZATION



                7   SOLE VOTING POWER

  NUMBER OF         616,000  See Item 5.
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH            0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                    616,000  See Item 5

               10   SHARED DISPOSITIVE POWER

                    0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11.3 Percent

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      CERTAIN
SHARES*                                    __

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



  14 TYPE OF REPORTING PERSON*
     CO

          This Amendment No. 4 amends and supplements the Schedule on 13D dated September 7, 1989, amended on September 12, 1989, and amended on October 4, 1989, and amended on October 6, 1993, relating to the common stock, $.001 par value per share, of Larson-Davis Incorporated (LDI) filed by Questar Development Corporation (Questar Development).

Item 3.  Source and Amount of Funds or Other Considerations

          Since Questar Development has sold shares of stock, this item is not applicable.

Item 4.  Purpose of Transaction.

          Questar Development owns shares issued by LDI for investment purposes only and not for the purpose or effect of changing or influencing the control of LDI. Questar Development has no current plan to acquire additional shares of LDI's stock or to exercise control of LDI.

Item 5.  Interest in Securities of the Issuer.

          Questar Development has been periodically selling shares of LDI stock in reliance on Rule 144. As of mid-February 1994, Questar Development had sold more than 1 percent of the issuer's securities since the date of its last Amendment.

          Questar Development has sole voting power and sole dispositive power over the 616,000 shares of common stock issued by LDI. The shares are restricted, but have been held more than two years and can be sold if the requirements of Rule 144 are satisfied.

          Questar Development intends to continue to dispose of shares of LDI's stock as market conditions are favorable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.  Material to be Filed as Exhibits.

          Not applicable.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


   March 4, 1994                /s/ Clyde M. Heiner
     Date                     Clyde M. Heiner
                              President and Chief Executive
                               Officer
                              Questar Development Corporation

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                           AMENDMENT NO. FIVE TO
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         LARSON-DAVIS INCORPORATED
                             (Name of Issuer)

                      Common Stock, $ .001 par value
                      (Title of Class of Securities)

                                  517310
                              (CUSIP Number)

                         CONNIE C. HOLBROOK, ESQ.
                   180 East First South, P. O. Box 45433
                        Salt Lake City, Utah 84145
                              (801) 534-5202

                                 Copy to:

                              CLYDE M. HEINER
                   President and Chief Executive Officer
                      Questar Development Corporation
                   180 East First South, P. O. Box 45433
                        Salt Lake City, Utah 84145
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                               May 31, 1995
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

     Check the following box if a fee is being paid with this statement  __

                               SCHEDULE 13D

CUSIP No.    517310                     Page  2  of    Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Questar Development Corporation

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__
                                                       (b)__

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    PURSUANT TO
ITEM 2(d) OR 2(E)                          __

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Utah

                7   SOLE VOTING POWER

  NUMBER OF         548,000  See Item 5.
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH            0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                    548,000  See Item 5

               10   SHARED DISPOSITIVE POWER

                    0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8.41 Percent

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      CERTAIN
SHARES*                                    __

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



  14 TYPE OF REPORTING PERSON*
     CO

          This Amendment No. 5 amends and supplements the Schedule on 13D dated September 7, 1989, amended on September 12, 1989, amended on October 4, 1989, amended on October 6, 1993, and amended on February 10, 1994, relating to the common stock, $.001 par value per share, of Larson-Davis Incorporated
(LDI) filed by Questar Development Corporation (Questar Development).

Item 3.  Source and Amount of Funds or Other Considerations

          Since Questar Development has sold shares of stock, this item is not applicable.

Item 4.  Purpose of Transaction.

          Questar Development owns shares issued by LDI for investment purposes only and not for the purpose or effect of changing or influencing the control of LDI. Questar Development has no current plan to acquire additional shares of LDI's stock or to exercise control of LDI.

Item 5.  Interest in Securities of the Issuer.

          Questar Development has been periodically selling shares of LDI stock. As of the end of May 1995, Questar Development had sold more than 1 percent of the issuer's securities since the date of its last Amendment. (Between February of 1994 and May of 1995, LDI has issued additional shares, diluting Questar Development's overall percentage ownership by more than one percent.)

          Questar Development has sole voting power and sole dispositive power over the 548,000 shares of common stock issued by LDI.

          Questar Development intends to continue to dispose of shares of LDI's stock as market conditions are favorable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.  Material to be Filed as Exhibits.

          Not applicable.



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

   June 2, 1995                /s/ Clyde M. Heiner
       Date                   Clyde M. Heiner
                              President and Chief Executive
                                Officer
                              Questar Development Corporation